FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-212362
June 20, 2018

4.750% Senior Notes due 2023 (the “2023 Notes”)

5.500% Senior Notes due 2028 (the “2028 Notes”)

6.500% Senior Notes due 2048 (the “2048 Notes”)

Issuer:	EQT Midstream Partners, LP

Ratings:*	BBB- by S&P Global Ratings BBB- by Fitch Ratings Ba1 by Moody’s Investors Service, Inc.

Trade Date:	June 20, 2018

Expected Settlement Date:	June 25, 2018 (T+3)

Note Type:	Senior Notes

Legal Format:	SEC Registered

Principal Amount:	$1,100,000,000 for the 2023 Notes $850,000,000 for the 2028 Notes $550,000,000 for the 2048 Notes

Maturity Date:	July 15, 2023 for the 2023 Notes July 15, 2028 for the 2028 Notes July 15, 2048 for the 2048 Notes

Coupon:	4.750% for the 2023 Notes 5.500% for the 2028 Notes 6.500% for the 2048 Notes

Interest Payment Dates:

January 15 and July 15, commencing January 15, 2019 for the 2023 Notes
January 15 and July 15, commencing January 15, 2019 for the 2028 Notes
January 15 and July 15, commencing January 15, 2019 for the 2048 Notes

Benchmark Treasury:	2.750% due May 31, 2023 for the 2023 Notes 2.875% due May 15, 2028 for the 2028 Notes 3.000% due February 15, 2048 for the 2048 Notes

Benchmark Treasury Yield:	2.803% for the 2023 Notes 2.935% for the 2028 Notes 3.072% for the 2048 Notes

Spread to Benchmark Treasury:	+200 bps for the 2023 Notes +262.5 bps for the 2028 Notes +350 bps for the 2048 Notes

Yield to Maturity:	4.803% for the 2023 Notes 5.560% for the 2028 Notes 6.572% for the 2048 Notes

Price to public:	99.761% for the 2023 Notes 99.538% for the 2028 Notes 99.055% for the 2048 Notes

Net Proceeds (after underwriting discounts and expenses)	$2,466 million

Optional Redemption:

2023 Notes:

Redeemable at any time prior to June 15, 2023 in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T+30 bps, plus accrued and unpaid interest. Redeemable at any time on or after June 15, 2023 in an amount equal to the principal amount plus accrued and unpaid interest.

2028 Notes:

Redeemable at any time prior to April 15, 2028 in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T+40 bps, plus accrued and unpaid interest. Redeemable at any time on or after April 15, 2028 in an amount equal to the principal amount plus accrued and unpaid interest.

2048 Notes:

Redeemable at any time prior to January 15, 2048 in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T+50 bps, plus accrued and unpaid interest. Redeemable at any time on or after January 15, 2048 in an amount equal to the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	26885B AD2 / US26885BAD29 on the 2023 Notes 26885B AC4 / US26885BAC46 on the 2028 Notes 26885B AE0 / US26885BAE02 on the 2048 Notes

Joint Book-Running Managers

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.
PNC Capital Markets LLC
Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	SMBC Nikko Securities America, Inc. Citizens Capital Markets, Inc. The Huntington Investment Company CIBC World Markets Corp.

Summary:	At March 31, 2018, after giving effect to the Pro Forma Events, we would have had $3,465 million of total indebtedness and $1,000 million of available borrowing capacity under our $1 Billion Facility.

Capitalization:

After giving effect to this offering and the application of the net proceeds as described in “Use of Proceeds” in the preliminary prospectus supplement, the following line items in the “Pro Forma” column of the March 31, 2018 capitalization table would have been $589 million for cash and cash equivalents; $1,091 million for the 2023 Notes; $842 million for the 2028 Notes; $544 million for the 2048 Notes; $3,465 million for total debt and 8,484 million for total capitalization.

*                 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Deutsche Bank Securities toll-free at 1-800-503-4611, PNC Capital Markets LLC toll-free at 1-855-881-0697 or Wells Fargo Securities, LLC at 1-800-645-3751.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated June 20, 2018 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.